UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 16, 2009**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 16, 2009, American Independence Corp. issued a press release announcing results of operations for the fourth-quarter and year ended December 31, 2008. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 16, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 16, 2009
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2008 FOURTH-QUARTER AND ANNUAL RESULTS**

New York, New York, March 16, 2009. American Independence Corp. (NASDAQ: AMIC) today reported 2008 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which a reconciliation can be found on the final page.

Financial Results

The Company's operating income[1] for the three months ended December 31, 2008 was $0.6 million ($.08 per share, diluted), as compared to $0.4 million ($.04 per share, diluted) for the three months ended December 31, 2007. The Company's operating income was $4.5 million ($.53 per share, diluted) for the year ended December 31, 2008, as compared to $1.5 million ($.18 per share, diluted) for the year ended December 31, 2007.

Revenues decreased to $25.9 million for the three months ended December 31, 2008, compared to revenues of $28.5 million for the three months ended December 31, 2007. Net income (loss) decreased to $(1.2) million ($(.14) per share), net of an income tax benefit of $(0.6) million, for the three months ended December 31, 2008, compared to $0.3 million ($.04 per share, diluted), net of a provision for income taxes of $0.2 million, for the three months ended December 31, 2007. As of December 31, 2008, AMIC had approximately $276 million of federal net operating loss carryforwards. To the extent that AMIC utilizes any such carryforwards, it will not pay any income taxes, except for federal alternative minimum taxes and state income taxes. In the fourth quarter of 2008, the Company became aware of certain activities engaged in by the non-affiliate broker-dealer that managed a trading account of the Company. The Company recorded a loss of $1.3 million, net of tax ($.15 per share) in the fourth quarter of 2008 relating to assets invested with this broker-dealer. The Company also recorded a loss on the impairment of certain securities of $0.2 million, net of tax ($.03 per share) in the fourth quarter of 2008 relating to bonds of financial institutions. The decrease in market value

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

of these securities was deemed to be other than temporary in nature and these investments were written-down accordingly.

AMIC also reported net income of $1.0 million ($.11 per share, diluted), net of a provision for income taxes of $0.6 million, for the year ended December 31, 2008, compared to $1.1 million ($.13 per share, diluted), net of a provision for income taxes of $0.7 million, for the year ended December 31, 2007. The Company recorded a loss on the impairment of certain securities of $0.7 million, net of tax ($.08 per share, diluted) for the year ended 2008 relating to bonds and preferred stocks of financial institutions. Revenues decreased to $113.3 million for the year ended December 31, 2008, compared to revenues of $119.1 million for the year ended December 31, 2007.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased that our operating income from continuing operations increased to $.53 per share, diluted, for the year ended December 31, 2008, as compared to $.18 per share, diluted, for the year ended December 31, 2007. The decrease in net income for 2008 as compared to 2007 is primarily due to realized losses of $2.9 million. The improvement in operating income is largely due to improved underwriting results on our medical stop-loss line of business, offset by reduced medical stop-loss premiums and lower margins on certain group major medical lines of business. In addition, the individual health business produced by our affiliate, Independent Producers of America (IPA), continues to grow as planned. Independence American Insurance Company's annualized earned premium produced by IPA has grown from $2.2 million prior to our acquiring them to $7.4 million as of December 31, 2008. Underwriting profit for business generated by IPA is achieving expected results. We are confident that our improved overall operating results will continue in 2009."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses) and the Federal income tax charge related to deferred taxes to show the core operating results of the Company.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss, small group major medical, and managed care insurance and reinsurance through managing general underwriters, including IndependenceCare Holdings LLC, Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2008
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	**2007**	**2008**	**2007**
Premiums earned	$ 23,138	$ 25,395	$ 96,984	$ 106,100
MGU and agency income	3,964	2,323	14,539	9,452
Net investment income	951	915	3,527	3,611
Net realized investment gains (losses)	(2,347)	149	(2,902)	321
Other income (loss)	192	(281)	1,164	(388)
Revenues	25,898	28,501	113,312	119,096
Insurance benefits, claims and reserves	16,858	19,039	70,114	78,618
Selling, general and administrative expenses	10,428	8,659	40,263	37,463
Amortization and depreciation	208	242	793	971
Minority interest	150	66	471	215
Expenses	27,664	28,006	111,641	117,267
Income (loss) from continuing operations before income tax	(1,746)	495	1,671	1,829
Provision (benefit) for income tax	(600)	190	631	691
Income (loss) from continuing operations	(1,146)	305	1,040	1,138
Gain (loss) on disposition of discontinued operations, net of tax	(75)	-	(75)	-
Net income (loss)	$ (1,221)	$ 305	$ 965	$ 1,138
Basic income (loss) per common share:				
Income (loss) from continuing operations	$ (.13)	$ .04	$ .12	$ .13
Gain (loss) on disposition of discontinued operations, net of tax	(.01)	-	(.01)	-
Net income (loss)	$ (.14)	$ .04	$ .11	$ .13
Weighted-average shares outstanding	8,504	8,504	8,504	8,484
Diluted income (loss) per common share:				
Income (loss) from continuing operations	$ (.13)	$ .04	$ .12	$ .13
Gain (loss) on disposition of discontinued operations, net of tax	(.01)	-	(.01)	-
Net income (loss)	$ (.14)	$ .04	$ .11	$ .13
Weighted-average diluted shares outstanding	8,504	8,532	8,504	8,535

As of December 31, 2008 there were 8,503,989 common shares outstanding, net of treasury shares.

5

**RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)**

	Three Months Ended December 31,		Year Ended December 31,	
	2008	**2007**	**2008**	**2007**
Income (loss) from continuing operations	$ (1,146)	$ 305	$ 1,040	$ 1,138
Amortization of intangible assets related to purchase accounting	35	50	110	194
Net realized investment (gains) losses	2,347	(149)	2,902	(321)
Federal income tax charge (benefit) related to deferred taxes for operating income	(595)	146	497	518
Operating Income from continuing operations	$ 641	$ 352	$ 4,549	$ 1,529
Non - GAAP Basic Income Per Common Share:				
Operating Income from continuing operations	$ .08	$ .04	$ .53	$ .18
Non - GAAP Diluted Income Per Common Share:				
Operating Income from continuing operations	$ .08	$ .04	$ .53	$ .18